[redacted]

SECURITIE 12011329 ION

SEC
Mail Processing
Section
MAY 30 2012
Washington DC
401

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33949

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kinsell, Newcomb & De Dios, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2776 Gateway Road
(No. and Street)

Carlsbad (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

H. Ray Bishop 760-444-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants, A Professional Corp
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, H. Ray Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kinsell, Newcomb & De Dios, Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLOTTE MITCHELL
Commission # 1879227
Notary Public - California
San Diego County
My Comm. Expires Feb 4, 2014

H Ray Bishop
Signature

Chief Financial Officer
Title

Charlotte Mitchell 4/25/12
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KINSELL, NEWCOMB & DE DIOS, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

MARCH 31, 2012
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

KINSELL, NEWCOMB & DE DIOS, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

We have audited the accompanying statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kinsell, Newcomb & De Dios, Inc. as of March 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the statement of financial condition, the Company has experienced recurring net losses and has an accumulated deficit. Those conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 3. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The supplementary information contained in Schedules I, II, and III, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the statement of financial condition. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

PKF

San Diego, California
May 17, 2012

PKF
Certified Public Accountants
A Professional Corporation

KINSELL, NEWCOMB & DE DIOS, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Cash and cash equivalents	$	470,306
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $551,809		124,426
Deposits		18,624
Prepaid expenses		6,037
Total assets	$	619,393

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	277,263
Payables to related parties		49,113
Liabilities subordinated to claims of general creditors		100,000
Total liabilities		426,376
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value;		
Authorized shares - 100,000		
Outstanding shares - 14,800		370,687
Accumulated deficit		(177,670)
Total stockholder's equity		193,017
Total liabilities and stockholder's equity	$	619,393

The accompanying notes are an integral part of the financial statement.

NOTE 1 – NATURE OF BUSINESS

Kinsell, Newcomb & De Dios, Inc. (the "Company"), was incorporated in California on March 22, 1985. The Company provides investment banking, underwriting, consulting and financial advisory services for public corporations, which are issuers of municipal securities. The Company does not carry customer accounts or hold securities for the accounts of customers. The Company trades securities for its own account through other full-service brokerage firms. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the statement of financial condition in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its bank accounts at financial institutions located in California. The Federal Deposit Insurance Corporation ("FDIC") insures accounts at these banks up to $250,000. During 2010, the FDIC temporarily insured all noninterest-bearing transaction accounts through December 31, 2012. At March 31, 2012, the Company's cash balances were fully insured by the FDIC. The Company has not experienced any losses in such accounts and management believes the Company is not exposed to significant credit risk with respect to its cash.

The Company maintains its clearing account at one financial institution located in Texas. The Securities Investors Protection Corporation ("SIPC") insures accounts at this institution up to $500,000, including a maximum of $250,000 for cash. At March 31, 2012, the Company had uninsured cash balances at this institution of $182,342. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets, which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or related lease term. Maintenance costs are considered period costs and are expensed when incurred.

Business Risk

Changes in the national and regional economic climates, changes in business relationships with its primary source of revenues, other laws and regulations, the costs of compliance with current and future laws, unusual occurrences and other factors beyond the control of the Company may adversely affect its future operations.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax benefits/ consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax benefits/consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period of the change.

When the Company has claimed tax benefits that may be challenged by a tax authority, the Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than fifty percent likely to be realized upon settlement. A liability for "unrecognized tax uncertainties" is recorded for any tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

The Company recognizes and measures its unrecognized tax uncertainties in accordance with FASB ASC 740, *Income Taxes.* FASB ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statement. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax uncertainties is adjusted when new information is available, or when an event occurs that requires a change. As of March 31, 2012, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of March 31, 2012, the Company has no accrued interest or penalties related to uncertain tax positions.

NOTE 3 – MANAGEMENT'S PLANS FOR FUTURE OPERATIONS AND FINANCING

For the year ended March 31, 2012, the Company has incurred accumulated stockholder's deficit of $177,670 and recurring net losses, which raise doubt about the ability of the Company to continue as a going concern. Management has reacted to these challenges by terminating certain employment agreements and replacing them with consulting agreements. As a result of this change, management believes the Company has generated sufficient cash flows to meet its current obligations during the year ending March 31, 2013. To the extent such cash flows are not realized, management believes it has the ability to raise additional capital to cover its current obligations until sufficient revenues and cash flows can be achieved by the Company. This statement of financial condition does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements, net at March 31, 2012 consist of the following:

Furniture and fixtures	$ 294,538
Computers and equipment	273,860
Vehicle	60,990
Leasehold improvements	46,847
	676,235
Less: accumulated depreciation and amortization	(551,809)
	$ 124,426

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements and is required to maintain minimum net capital of $100,000 or 6 2/3% of aggregated indebtedness, whichever is higher. At March 31, 2012, the Company had net capital of $143,930, which was $43,930 in excess of the required minimum net capital of $100,000. At March 31, 2012, the Company's ratio of aggregate indebtedness to net capital was 2.27 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities as of March 31, 2012, are as follows:

Accounts payable	$ 36,751
Accrued commission	239,230
Accrued vacation and incentive compensation	1,282
	$ 277,263

NOTE 7 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During March 2011, the Company modified and extended its subordinated notes payable of $100,000 to LaVern Punke, related party, which matures on March 31, 2014. These terms were covered by an agreement approved by FINRA.

The borrowings under subordinated notes payable at March 31, 2012, are as follows:

Notes payable to LaVern Punke, related party, unsecured Maturity date - March 31, 2014; interest rate 8%	$ 100,000
Interest paid on related party note	$ 8,000

Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule provides adding subordinated liabilities back to stockholder's equity and exclusion from aggregate indebtedness, in computation of net capital. To the extent they are required to maintain continued compliance with minimum net capital requirements, the borrowings may not be repaid.

NOTE 8 – INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

Deferred tax assets:	
Accruals and other	$ 43,100
Net operating loss carry-forwards	219,000
	262,100
Deferred tax liabilities:	
Depreciation	(5,800)
Net deferred tax assets	256,300
Valuation allowance	(256,300)
Net deferred tax assets	$ -

NOTE 8 – INCOME TAXES (continued)

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2008. During the periods open to examination, the Company has net operating loss and tax credit carry forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry forwards may be utilized in future periods, they remain subject to examination.

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company has recorded a valuation allowance. The valuation allowance increased by $39,000 from March 31, 2011 to March 31, 2012. At March 31, 2012, federal and California net operating loss carry-forwards were $484,000 and $934,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2028 and 2018, respectively, unless utilized. California has limited the utilization of net operating loss carry-forwards for 2012.

The effective tax rate varied from the federal statutory rate of 34% for the year ended March 31, 2012 primarily as a result of non-deductible meals and entertainment expenses, interest income, and the valuation allowance.

The Company is a party to a tax sharing agreement with its parent corporation, KND Holdings, Inc. ("Holdings") and together files a consolidated tax return. The Company based the income tax provision at March 31, 2012 on amounts the Company would have paid if it filed a separate return.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its current office space under an operating lease with a related party, KND Properties, that expires May 31, 2014.

At March 31, 2012, the annual future minimum lease payments under operating leases are as follows:

Year Ending March 31:	
2013	$ 223,492
2014	223,492
2015	37,248
Total minimum lease payments	$ 484,232

NOTE 9 – COMMITMENTS AND CONTINGENCIES (continued)

Litigation

The Company is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statement of the Company.

NOTE 10 – 401(k) PLAN

On January 1, 1999, the Company instituted a 401(k) plan (the "Plan") in which employees may participate if they are 21 years or older and after they have been employed one full year with a minimum 1,000 hours of actual service performed. An employee may contribute up to the maximum amount allowed by Internal Revenue Service ("IRS") regulations. The Company makes a safe harbor match of 100% of employees' contributions up to 5% of annual salary, subject to limits established annually by the IRS, which vest immediately.

The Company amended the Plan effective January 1, 2002 to include a profit sharing provision, whereby at management's discretion, a profit sharing contribution is allocated among eligible participants where amounts vest 20% per year, with an individual being fully vested after five years. To participate in the profit sharing contribution, an employee must complete one year of service and be actively employed on the last day of the Plan year.

NOTE 11 – EQUITY PARTICIPATION PLAN

On June 6, 2002, the Company adopted an equity participation plan (the "Equity Plan") whereby the Company would provide incentive compensation units ("Units") and other incentives to certain employees. Under the Equity Plan, the Company may grant Units up to a 15% aggregate of the issued and outstanding shares of common stock of the Company. Units vest 20% per year and become fully vested after five years. The Equity Plan provides accelerated vesting for employees with five or more years of service. Terminating employees are eligible for disbursement of Units in the participant's account, within the terms of the Equity Plan. As of March 31, 2012, the Company had 2,220 units available for grant under the Equity Plan and there were no incentive compensation units issued, outstanding, granted, exercised, cancelled, forfeited, or expired.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company and other affiliated entities provide administrative services and funding for operational expenses, to each other. Typically, neither collection nor payment is expected and therefore the shortfall or overpayment of these services is included in operating expenses.

As of March 31, 2012, payables to related parties was $49,113, which includes rent payable of $37,249 to KND Properties for its operating lease and other related party payables of $11,864.

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statement was available to be issued on May 17, 2012.

SUPPLEMENTARY INFORMATION

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

SEC
Mail Processing
Section

MAY 30 2012

Washington DC
401

INDEPENDENT AUDITORS' REPORT ON
THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY
RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Kinsell, Newcomb & De Dios, Inc.
Carlsbad, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by Kinsell, Newcomb & De Dios, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Kinsell, Newcomb & De Dios, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Kinsell, Newcomb & De Dios, Inc.'s management is responsible for Kinsell, Newcomb & De Dios, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by tracing listed assessment payments to amounts clearing on original bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments, noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
May 17, 2012

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended March 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033949 FINRA MAR
KINSELL NEWCOMB & DE DIOS INC
2776 GATEWAY RD
CARLSBAD CA 92009-1730

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

H. Ray Bishop (760) 444-1000

SEC Mail Processing Section
MAY 30 2012
Washington DC
401

2. A. General Assessment (item 2e from page 2) $ 4,275

B. Less payment made with SIPC-6 filed (exclude interest) ((2,578))
10/27/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,697

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,697

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,697

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kinsell, Newcomb & De Dios, Inc.
(Name of Corporation, Partnership or other organization)

H Ray Bishop
(Authorized Signature)

VP/CFO
(Title)

Dated the 21 day of May, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 20 11
and ending March 31, 20 12

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,784,742
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	(2,019)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	(55,000)
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ (17,876)	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	(17,876)
Total deductions	(74,895)
2d. SIPC Net Operating Revenues	$ 1,709,847
2e. General Assessment @ .0025	$ 4,275
	(to page 1, line 2.A.)

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2012

NET CAPITAL	
Total stockholder's equity	$ 193,017
Subordinated liabilities	100,000
	293,017
Deductions:	
Furniture, equipment and leasehold improvements, net	124,426
Deposits	18,624
Prepaid expenses	6,037
Total deductions	149,087
Net capital before haircuts on securities positions	143,930
Haircuts on securities	-
Net capital	143,930
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
EXCESS NET CAPITAL	$ 43,930
AGGREGATE INDEBTEDNESS	
Total liabilities excluding subordinated loans	$ 326,376
Total aggregate indebtedness	$ 326,376
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.27 to 1

Note: As of March 31, 2012, there are no material differences between net capital as reported above and net capital reported on Form FOCUS X-17a-5 Part IIA.

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2012

A computation of reserve requirement is not applicable to Kinsell, Newcomb & De Dios, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

KINSELL, NEWCOMB & DE DIOS, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2012

Information relating to possession or control requirements is not applicable to Kinsell, Newcomb & De Dios, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors and Stockholder of
Kinsell, Newcomb & De Dios, Inc.
San Diego, California

In planning and performing our audit of the statement of financial condition of Kinsell, Newcomb & De Dios, Inc. (the "Company") as of March 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's statement of financial condition will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

It is important that you be aware that as a result of the Company's size, the assignment of job responsibilities within the accounting department does not provide an adequate segregation of duties. Effective internal control contemplates a segregation of duties so that no one individual processes a transaction from its inception to its completion. While we recognize that the Company is not large enough to permit an adequate segregation of duties for an effective system of internal accounting control, we did not identify this as a significant deficiency based on the mitigating controls that the Company has in place.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audit of the statement of financial condition of the Company as of March 31, 2012, and this report does not affect our report thereon dated May 17, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
May 17, 2012

PKF
Certified Public Accountants
A Professional Corporation